 SEC Form 4
FORM 4 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . . . . 0.5
1. Name and Address of Reporting Person* Shackelford, Donald B. (Last) (First) (Middle) Fifth Third Bank 21 E. State Street - Suite 1400 (Street) Columbus, OH 43215 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol Limited Brands, Inc. LTD 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for (Month/Year) March 18, 2003 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

           X          Director                           10% Owner
                        Officer                             Other

Officer/Other
Description
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Individual Filing
      Joint/Group Filing

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code and Voluntary Code (Instr. 8) Code | V	4. Securities Acquired (A) or Disposed (D) Of (Instr. 3, 4, and 5) Amount | A/D | Price	5. Amount of Securities Beneficially Owned at End ofMonth (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock, $0.50 par value	03/18/2003	M |	2,310 | A | $7.3594		D
Common Stock, $0.50 par value	03/18/2003	M |	2,310 | A | $6.4395		D
Common Stock, $0.50 par value	03/18/2003	M |	2,310 | A | $7.4135	132,623 (1)	D
Common Stock, $0.50 par value				29,859	I	By Self as Trustee for Daughter
Common Stock, $0.50 par value				9,138	I	By Spouse

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

(over)
SEC 1474 (3-99)

Shackelford, Donald B. - March 18, 2003
Form 4 (continued)
Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code and Voluntary (V) Code (Instr.8) Code | V	5. Number of Derivative Securities Acquired (A) or Disposed (D) Of (Instr. 3,4 and 5)	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) (DE) | (ED)	7. Title and Amount of Underlying Securities (Instr. 3 and 4)	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr.4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Stock Option - Right to Buy	$7.3594	03/18/2003	M |	(D) 2,310	03/21/2002 | 03/21/2003	Common Stock, $0.50 par value - 2,310		0	D
Stock Option - Right to Buy	$6.4395	03/18/2003	M |	(D) 2,310	03/21/2002 | 03/21/2003	Common Stock, $0.50 par value - 2,310		0	D
Stock Option - Right to Buy	$7.4135	03/18/2003	M |	(D) 2,310	03/21/2002 | 03/21/2003	Common Stock, $0.50 par value - 2,310		0	D

Explanation of Responses :

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB number.	/s/ Robert J. Tannous 3/19/03
________________________________         __________________
** Signature of Reporting Person                         Date

By: Robert J. Tannous, Attorney-in-Fact for Donald B. Shackelford

SEC 1474 (3-99)

Shackelford, Donald B. - March 18, 2003
Form 4 (continued)
FOOTNOTE Descriptions for Limited Brands, Inc. LTD

Form 4 - March 18, 2003

Donald B. Shackelford
Fifth Third Bank
21 E. State Street - Suite 1400
Columbus, OH 43215
Explanation of responses:

(1)   Total includes shares acquired during the year in the Limited Brands, Inc. Employee Stock Purchase Plan.

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